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Exhibit I

SUB-ITEM 77B:  Accountant's report on internal control

January 29, 2007

To the Securities and Exchange Commission:

The report on internal controls of the Registrant's independent registered public accounting firm, KPMG LLP ("KPMG"), is filed with this Form N-SAR-B. KPMG's report describes a control deficiency in the operation of the Registrant's internal controls over financial reporting for the RiverSource Tax-Exempt High Income Fund ("Fund") that KPMG considers to be a material weakness as of November 30, 2006, as described in its report.

The Fund's controls, related to the review and analysis of relevant terms and conditions of transfers of certain assets pertaining to certain inverse floater programs, were not operating effectively to appropriately determine whether the transfers of assets qualified for sale accounting under the provisions of Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"). Accordingly, the current year's financial statements were adjusted, prior to their filing, and the financial highlights for each of the four years in the period ended November 30, 2005, were restated. Due to an equal increase in interest income from fixed rate municipal bonds held in trust, these restatements had no impact on net assets, net asset value per share, total return or net investment income.

Fund Management believes that subsequent to the adjustments, the Fund's accounting treatment of such transfers is appropriate under SFAS 140. Since November 30, 2006, and prior to the issuance of the Fund's annual report, Fund Management has taken such actions as necessary to enhance its internal controls over financial reporting and increase the effectiveness of such controls.

Following a review of financial statements of several other investment companies investing in similar instruments and in consultation with others in the investment company industry, Fund Management believes that in general, other investment companies investing in similar investments over the same time periods accounted for such investments in a similar manner as the Fund prior to the Fund's restatement.